

September 12, 2023

GoDaddy Inc.
2155 E. GoDaddy Way
Tempe, Arizona 85284
Attn: Aman Bhutani, Chief Executive Officer
         Brian Sharples, Chair

cc: Mark McCaffrey, Chief Financial Officer
         Board of Directors

Dear Aman and Brian,

As you know, Starboard Value LP (together with its affiliates, "Starboard" or "we") has been an investor in GoDaddy Inc. ("GoDaddy" or the "Company") since 2021. Starboard currently beneficially owns approximately 7.8% of the outstanding common stock of GoDaddy, making us the Company's third largest shareholder. We appreciate the dialogue we have had with the management team and Board of Directors (the "Board") over the last 18 months. Our goal has been clear: we would like to see GoDaddy improve its combination of growth and profitability and create value for the benefit of all shareholders.

GoDaddy is a high-quality, resilient, infrastructure-like business that has evolved into a one-stop shop for micro- and small-businesses looking to develop a web presence. We invested in GoDaddy because we believed there were significant opportunities to deliver on strong revenue growth, meaningful margin expansion, and a more appropriate capital allocation strategy, which, collectively, would result in meaningful shareholder value creation. Unfortunately, despite each of these opportunities remaining, over the last 18 months we have been disappointed by GoDaddy's operational, financial, and stock price performance.

In early 2022, shortly after we publicly disclosed our ownership in the Company, GoDaddy hosted an Investor Day and outlined financial targets for 2022 through 2024, as shown below, focused on revenue growth, Adjusted EBITDA growth, free cash flow ("FCF") growth, and capital allocation.

2022 Investor Day Commitments[1]


Attractive shareholder value creation framework
10%+
Revenue CAGR
15%+
NEBITDA CAGR
20%+
FCF per share CAGR
$3B
Share buybacks
2022
3-year plan
2024

When these targets were announced, we viewed them as a step in the right direction, building off a low base, but we believed that the targets also left significant room for outperformance, particularly around margin expansion. We felt there was room to drive higher incremental margins and implement cost reduction actions that would result in meaningful upside to the Adjusted EBITDA, FCF, and FCF per share targets. Our conversations with management and the Board at that time led us to believe that they also felt there was meaningful upside to these targets.

Although the Company initially made some progress towards these targets in 2022, during 2023, GoDaddy has fallen well off the pace on almost every metric it presented at the Investor Day. Revenue growth has meaningfully decelerated, and margins have not expanded nearly enough to offset the shortfall in revenue. As a result, revenue, Adjusted EBITDA, and FCF are all expected to miss the implied 2023 targets[2] laid out at the Investor Day. While the Company has stated that a portion of the shortfall is due to macroeconomic weakness and foreign exchange rates, we believe it is important to note that GoDaddy's recent top-line performance has been below the Company's own updated expectations and has not exhibited the reacceleration seen by many of the Company's peers, such as Squarespace, Inc. ("Squarespace") and Wix.com Ltd ("Wix")[3], both of which have seen solid acceleration in revenue growth during 2023.

[1] Source: Company presentation.
[2] The implied 2023 Investor Day revenue target is based on the Company's original 2022 guidance and estimate of 2023 target growth rate is based on the Company's commentary regarding growth acceleration in 2023 to reach a 10% CAGR. Adj. EBITDA Investor Day targets are based on a 15% annual growth rate, and FCF Investor Day targets are from Page 106 from the GoDaddy 2022 Investor Day presentation.
[3] Source: Capital IQ.



2023 Guidance vs Investor Day Targets[4]

Based on consensus estimates, GoDaddy is expected to underperform its Investor Day targets by an even greater margin in 2024[4]. Although GoDaddy is expected to modestly reaccelerate revenue growth, albeit to a level still well below the Investor Day commitment, analysts are expecting only slight EBITDA margin expansion. As a result, GoDaddy is expected to dramatically miss its implied Investor Day targets for 2024 revenue, Adjusted EBITDA and FCF, as shown below.



2024 Consensus Estimates vs Investor Day Targets[4]

If current 2024 consensus estimates prove to be accurate, this would mean that GoDaddy missed its implied 2024 targets from the Investor Day by over $500 million in revenue, over $100 million

[4] Source: Capital IQ. The implied 2023 Investor Day revenue target is based on the Company's original 2022 guidance and estimates of 2023 and 2024 target growth rates based on the Company's commentary regarding growth acceleration in 2023 and 2024 to reach a 10% CAGR. Adj. EBITDA Investor Day targets are based on a 15% annual growth rate, and FCF Investor Day targets are from Page 106 from the GoDaddy 2022 Investor Day presentation.

in Adjusted EBITDA, and over $150 million in FCF. As a result of the disappointing performance in 2023 and muted expectations for 2024, GoDaddy's share price has significantly underperformed peers and the broader market this year. More specifically, GoDaddy has underperformed peers by nearly 50% year-to-date[5].

GoDaddy Share Price Performance Year-to-Date


50%
30%
10%
(10%)
45%
42%
21%
16%
(0%)
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
GDDY
Nasdaq Internet Index
S&P 500
Wix.com
Squarespace

Further, over the past four years, since Mr. Bhutani was announced as CEO[6], GoDaddy's share price has been stagnant, with no value creation over that time frame despite meaningful investment in the business and promises of significant improvement in financial performance.

We believe key contributors to GoDaddy's poor share price performance include the deterioration of GoDaddy's growth + profitability profile and the perception among investors that the Company is overly reliant on a reacceleration of growth to address this issue.

Technology investors believe that the combination of growth and profitability is a key measure for evaluating the financial performance and operating efficiency of a company, and it provides a framework for assessing how companies balance growth and profitability. As companies mature and growth slows, profit margins should increase such that the combination of growth and profitability does not decline, but rather improves over time. GoDaddy has failed in this regard – as revenue growth has slowed, margins have not expanded enough to offset the decline in growth rate.

As shown below, GoDaddy's growth + profitability metric is actually expected to decline in 2023, resulting in a multi-year low for this metric of approximately 31%[7]. This poor result stands in stark contrast to peers, such as Squarespace and Wix, which are expected to drive meaningful expansion in their respective growth + profitability metrics this year[8]. Disappointingly, for GoDaddy, this metric is expected to only increase modestly in 2024, based on consensus estimates, and this

[5] Source: Capital IQ. Market data as of September 8, 2023.
[6] Mr. Bhutani's appointment as CEO was announced on August 1, 2019.
[7] Source: Company financials. Growth + profitability is calculated as revenue growth + Adj. EBITDA margin.
[8] Source: Capital IQ.

increase is expected to be driven almost entirely by revenue growth acceleration, which has proven to be elusive.



Despite our disappointment with these results and the Company's stagnant stock price, we believe there are significant opportunities within the control of the management team and Board to improve operating and financial performance. More specifically, we believe GoDaddy has the scale, product portfolio, and margin improvement potential to improve its growth + profitability metric to be above historical levels with only a modest improvement in revenue growth. To be clear, we are of course supportive of improved revenue growth, but we urge the Board and management team to be objective and realistic in assessing the prospects for significant revenue growth acceleration and remain open to driving an improved financial profile through meaningful margin expansion.

We believe GoDaddy can drive significant margin improvement by reducing expenses in multiple cost centers, with the greatest opportunity in Technology & Development expenses. Technology & Development expense growth (including stock-based compensation) has outpaced revenue growth over the last five years, as expenses have grown at a 16% CAGR, while revenue has grown at an 11% rate. In the technology industry, demonstrating operating leverage is crucial as companies scale, but unfortunately for shareholders, GoDaddy's Technology & Development expense growth has continued to outpace revenue growth and increase as a percentage of revenue.

Last year, GoDaddy spent nearly $800 million in Technology & Development expenses, a staggering number when compared to the absolute spending levels of peers. Further, headcount in this function has grown by more than 50% since 2018[10]. While we understand that a portion of these expenses are related to the Company's technology infrastructure, we believe it is important to note that approximately two-thirds of GoDaddy's revenue is generated by the Core Platform segment, which largely consists of the Company's domain registration and hosting businesses. These businesses are more mature and should require far less engineering and development expenses. Therefore, we believe the implied Technology and Development expense for the

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[9] Source: Company filings, Capital IQ. 2023E is based on management guidance, and 2024E is based on consensus expectations.
[10] Source: Company filings.

Company's Applications and Commerce segment, which is expected to grow approximately 10% in 2023, is meaningfully higher than the expense ratios shown below and suggests an opportunity for cost rationalization.



When combining the opportunity to rationalize certain Technology and Development expenses with other growth and margin improvement opportunities, we believe GoDaddy should commit to delivering a growth + profitability metric of at least 40% by the end of 2024. This goal would position GoDaddy to be in-line with peers' targets on a similar timeframe.

If GoDaddy is able to achieve its Q4 2023 commitment of 7% revenue growth and 28% Adjusted EBITDA margins, resulting in a combined growth + profitability metric of 35%, we believe the Company should be able to continue its progression and exit 2024 at a run rate of 40% or higher. The mix of growth rate and margin needed to achieve this milestone will ultimately depend upon the extent to which GoDaddy is able to re-accelerate growth in 2024, but we strongly believe the Company should take further cost actions now to position the Company for success, regardless of how much revenue growth improves in 2024.

If GoDaddy can generate 7-8% revenue growth in 2024, in-line with Q4 2023 guidance and 2024 consensus expectations, and exit the year with 32-33% Adjusted EBITDA margins, the Company would be generating more than $1.5 billion of Adjusted EBITDA on a run-rate basis. We believe this should be the baseline for a 2024 exit rate and minimum commitment thereafter.

GoDaddy currently trades at just 11x 2023E FCF, a level we believe deeply undervalues the Company. If GoDaddy can achieve these run-rate results exiting 2024, the pro forma multiple would compress to approximately 7x[12], an even steeper discount to peers. We believe significant upside exists, both through free cash flow growth and multiple expansion. As shown below, high-quality technology companies do not need to generate outsized revenue growth to trade at strong valuation multiples. We believe that with a better growth + profitability profile, strong free cash flow growth, and consistent execution against stated commitments, GoDaddy should achieve a

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[11] Calculated as GAAP R&D – R&D acquisition related expenses in the years the Company discloses acquisition expenses by expense line item and GAAP R&D for years the Company does not provide such detail.
[12] Based on Starboard estimates.

valuation multiple more in-line with other predictable, highly-recurring technology businesses that have strong leadership positions in growing markets[13].



Price / CY2023E FCF – Moderate Growth, High Recurring Revenue Technology Companies[13]

GoDaddy trades at an almost 40% discount to this broader set of technology companies with a similar revenue growth profile and a high recurring revenue mix. If GoDaddy can achieve the financial profile we have outlined above, the discount grows even larger. We believe this discount is a result of lackluster results, missed commitments versus the Investor Day targets, and lack of progress towards improving its growth + profitability metric. If GoDaddy can improve results, meet its financial commitments, and set appropriate goals for 2024, there is an obvious opportunity for significant value creation.

It is clear to us, and should be clear to management and the Board, that a meaningful value creation opportunity exists based on better balancing growth and profitability and delivering on financial metrics that align with peers. Should the Company not be able to execute on these goals or should the market continue to discount the opportunity, we believe the Board should also remain open-minded about alternative value creation opportunities, which could include a potential sale of the Company.

Our goal has always been to help GoDaddy create long-term value for the benefit of all shareholders. Starboard has a long history of investing in the technology sector and helping companies improve their financial profiles through a better balance of growth and profitability, often from inside the boardroom. Based on these experiences and in an attempt to further our constructive engagement, we have respectfully and privately requested a direct role on the Board on multiple occasions over the past 18 months. Unfortunately, rather than welcome one of its largest shareholders with significant board experience into the boardroom as a direct shareholder representative, the Board has repeatedly rejected our requests. We find this deeply concerning, particularly during a time when GoDaddy has repeatedly missed its commitments and generated poor shareholder returns.

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[13] Source: Capital IQ, Bloomberg. Market data as of September 8, 2023. Starboard believes these companies are relevant peers to GDDY as these are high recurring revenue technology companies that are growing at similar rates. This analysis is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

Furthermore, despite being aware of our interest in joining the Board as a direct shareholder representative as early as February 2022, the Board chose not to engage with us on board composition prior to its appointment of two new directors in January 2023. Notably, these new directors were appointed to the class up for election at the Company's 2023 Annual Meeting of Shareholders and shortly ahead of the window to submit director nominations for such Annual Meeting. These actions do not reflect constructive engagement with one of the Company's largest shareholders, but rather seem purposely intended to defend the status quo. We would further note that even after the recent retirement of former Chair Chuck Robel, the Board continued to refuse our request for Board representation.

We continue to strongly believe in the value creation opportunity at GoDaddy, and we urge the Company to seriously consider these suggestions and other opportunities to create value. It is the responsibility of the Board and management team to create shareholder value over time, and the stock market provides the ultimate scorecard. GoDaddy has unfortunately failed to sustainably create shareholder value.

We remain open to finding a constructive solution, but we do believe changes are needed to ensure that the Company is appropriately focused on the proper metrics and creates long-term shareholder value. We look forward to meeting with you next week to discuss these and other topics.

Sincerely,

Peter A. Feld
Managing Member
Starboard Value